              S   A   M   E   X      M   I   N   I   N   G      C   O   R

S A M E X M I N I N G C O R P.

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

October 2, 2012

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on October 2, 2012 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX Mining Corp. held its annual general meeting in Abbotsford, BC on October 1, 2012.  The shareholders passed an ordinary resolution at the meeting to determine the number of directors of the Company at six (6) and the following were elected as directors of the Company for the ensuing year:

Jeffrey Dahl - President & CEO

Sasan Sadeghpour - Chairman of the Board

Larry McLean - Vice President Operations and CFO

Robert Kell - Vice President Exploration

Allen Leschert

Malcolm Fraser

At the annual meeting, shareholders passed an ordinary resolution approving the Company’s “rolling” Stock Option Plan.  After the meeting, directors Sasan Sadeghpour, Allen Leschert, Malcolm Fraser and Larry McLean were appointed as members of the Audit Committee and the Compensation Committee.  Brenda L. McLean was appointed as Corporate Secretary of the Company.

Item 5:

Full Description of Material Change

SAMEX ANNUAL GENERAL MEETING

SAMEX Mining Corp. held its annual general meeting in Abbotsford, BC on October 1, 2012.  The shareholders passed an ordinary resolution at the meeting to determine the number of directors of the Company at six (6) and the following were elected as directors of the Company for the ensuing year:

Jeffrey Dahl - President & CEO

Sasan Sadeghpour - Chairman of the Board

Larry McLean - Vice President Operations and CFO

Robert Kell - Vice President Exploration

Allen Leschert

Malcolm Fraser

"All resolutions and elections at the annual meeting were approved by greater than 99% of the votes cast" said Jeffrey Dahl, President and CEO.  "It's encouraging to see such unity and focus in moving SAMEX forward in the interests of all shareholders".

The Company is well-funded and plans to advance exploration on several projects in Chile including:

  continued compilation and evaluation of exploration results at the Los Zorros Property.

  drilling at the Company's Chimberos silver, gold, copper prospect (more details will be announced prior to commencement of the drill program).

  additional drilling in the Providencia area that comprises part of the Company's INCA Property.

At the annual meeting, shareholders passed an ordinary resolution approving the Company’s “rolling” Stock Option Plan.  After the meeting, directors Sasan Sadeghpour, Allen Leschert, Malcolm Fraser and Larry McLean were appointed as members of the Audit Committee and the Compensation Committee.  Brenda L. McLean was appointed as Corporate Secretary of the Company.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 2nd day of October, 2012.

“Larry D. McLean”

Director